
02045509

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One) :

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the year ended December 31, 2001

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] . For the transition period from .... to ....

Commission File Number 0-7422

A. Full title of the plan and address of the plan, if different from that of the issuer name below:

**STANDARD MICROSYSTEMS CORPORATION
INCENTIVE SAVINGS AND RETIREMENT PLAN**

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

**STANDARD MICROSYSTEMS CORPORATION
P.O. Box 18047
80 Arkay Drive
Hauppauge, New York 11788**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

STANDARD MICROSYSTEMS CORPORATION
INCENTIVE SAVINGS AND RETIREMENT PLAN

By: /s/ Andrew M. Caggia
Andrew Caggia
Senior Vice President and C.F.O.

July 1, 2002

STANDARD MICROSYSTEMS CORPORATION

INCENTIVE SAVINGS AND RETIREMENT PLAN

PLAN # : 001 EIN # : 11-2234952

INDEX TO FINANCIAL STATEMENTS

Other schedules required by Section 2520.103-10 are omitted because they are not applicable.



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Report of Independent Accountants

To the Standard Microsystems Corporation Incentive
Savings and Retirement Plan Committee:

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Standard Microsystems Corporation Incentive Savings and Retirement Plan (the "Plan") at December 31, 2001, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of the Plan as of December 31, 2000 and for the year then ended were audited by other independent accountants whose report dated June 12, 2001 expressed an unqualified opinion on those statements.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
June 27, 2002

STANDARD MICROSYSTEMS CORPORATION
INCENTIVE SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2001 and 2000

	2001	2000
ASSETS		
Cash and cash equivalents	$ 387	$ 123
Investments	23,788,477	27,317,403
Participant loans	471,011	557,401
Receivables:		
Employer contributions	96,124	25,694
Participant contributions	43,672	64,549
Other	4,201	-
Total assets	24,403,872	27,965,170
LIABILITIES		
Accounts payable	-	123
NET ASSETS AVAILABLE FOR BENEFITS	$24,403,872	$27,965,047

The accompanying notes are an integral part of these financial statements.

STANDARD MICROSYSTEMS CORPORATION
INCENTIVE SAVINGS AND RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2001

ADDITIONS:	
Participant contributions	$ 2,098,585
Employer matching contributions	904,002
Interest and Dividends	154,634
Net realized and unrealized depreciation in fair value of investments	(4,902,179)
DEDUCTIONS:	
Benefit payments	(1,816,217)
NET DECREASE	(3,561,175)
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	27,965,047
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$24,403,872

The accompanying notes are an integral part of this financial statement.

STANDARD MICROSYSTEMS CORPORATION
INCENTIVE SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

1) Description of Plan

The following description of the Standard Microsystems Corporation Incentive Savings and Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Purpose and Eligibility

The Plan was established on June 23, 1982, to adopt a regular savings program, to help provide additional security for eligible employees' retirement, and to encourage and assist employees to invest in Standard Microsystems Corporation (the "Company" or "Employer").

Effective March 1, 2001, the Plan was amended and restated to provide participants with improved benefits such as an increased employer match and the ability for qualifying participants to diversify their investment in the match, as well as to facilitate certain administrative functions. The Plan was established under sections 401(a) and 401(k) of the Internal Revenue Code which, among other provisions, allow for the deferral of income taxes on amounts contributed.

Participation can begin on the first day of any calendar month after the completion of three months of service, as defined in the Plan provisions.

Participant Accounts

The value of each participant's account equals the participant's contributions, the Company's matching and regular contributions, net earnings, forfeitures allocated in accordance with the Plan provisions, and current value adjustments.

Participant Contributions

Each eligible participant may make qualified earnings reduction contributions from 1% - 15% of his or her earnings, which are not currently subject to income taxes. These earnings reduction contributions are subject to certain statutory and regulatory limitations and could not exceed $10,500, as indexed for inflation, for the year ended December 31, 2001. Participant contributions, which are voluntary, are allocated by each employee between fourteen investment funds (including the SMSC Common Stock Fund) in 5% increments.

Participants may also make rollover contributions of distributions from other qualified plans, which are not matched by the Company.

Employer Contributions

Effective as of March 1, 2001, the Company may, at its discretion, make matching contributions to the Plan in cash or securities equal to 66.667% of each participant's qualified earnings reduction contribution (up to a maximum participant contribution of 6% of earnings), subject to certain statutory and regulatory limitations. Prior to this date, that matching contribution was equal to 50% of each participant's qualified earnings contribution with the same stated maximums. In addition, the Company may, at its discretion, make an additional profit sharing contribution which, if made, is allocated pro rata to participants on the basis of their earnings. No profit sharing contribution was made to the Plan for the year ended December 31, 2001.

Benefits and Vesting

Upon the death, retirement (at age 65 or later) or total and permanent disability of a participant while in the employ of the Company, the participant's entire account (including the participant's share of the Employer's contributions) becomes 100% vested.

If a participant's employment with the Company is terminated for any other reason, the participant is entitled to receive, in full, the portion of his or her account attributable to participant contributions, and is also entitled to receive a portion of their account attributable to employer contributions based upon the following schedule:

Years of Service	Percentage Vested
Less than 1 year	0%
1 year but less than 2 years	20%
2 years but less than 3 years	40%
3 years but less than 4 years	60%
4 years but less than 5 years	80%
5 years or more	100%

The unvested portion of a former participant's account will be allocated to the remaining participants as discussed in "Forfeitures" below. A separated participant may elect to defer distribution of his or her benefit if the benefit exceeds $5,000. In such event, the benefit remains invested in the Plan and continues to participate in Plan earnings.

A separated participant who elected to receive a distribution and who was not fully vested at the time of distribution, who is subsequently rehired and becomes eligible to participate before having incurred five consecutive one year breaks in service, may repay the distribution that they received within five years of receiving the same. A participant who, upon rehire, repays his or her distribution, is recredited with all previous years of service and the full account balance, determined as of the prior termination date. The Company remains contingently liable should any such participant rejoin the Company.

Participant Loans and Withdrawals

Subject to Plan provisions, participants may apply for loans of up to 50% of their vested account balance up to a maximum of $50,000. Additionally, participants are entitled to apply for hardship withdrawals and, after attaining age 59½, can receive in-service distributions (excluding Employer contribution amounts).

Forfeitures

Forfeitures by former participants are reallocated to the accounts of those participants who made qualified earnings reduction contributions during the Plan year in the proportion of each participant's qualified earnings reduction contributions (up to 6%), when compared to the total of all participants' qualified earnings reduction contributions (up to 6%), provided the participant was active on the last day of the Plan year.

2) Summary of Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting, except for benefit payments to participants, which are presented using the cash basis of accounting in conformity with the American Institute of Certified Public Accountants ("AICPA") Audit and Accounting Guide for Audits of Employee Benefit Plans.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Investment Valuation

The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan as of year end. The carrying value of participant loans approximates fair value. Common stock is valued at the closing price on its principal exchange as of year end.

Risks and Uncertainties

The plan provides for various investment options which may invest in any combination of stocks and bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3) Plan Administration

Management

Pursuant to the terms of the Plan:

a) The Board of Directors of the Company established the Plan Committee to act as the Company's agent to administer the Plan. The Plan Committee consists of members of the Company's management.

b) The Charles Schwab Trust Company (the "Trustee") is the custodian of the Plan's property and funds. Under the terms of the Plan and trust agreement, securities credited to the participants' accounts are registered in the name of the Trustee. Securities issued by the Company are voted by the Trustee in accordance with participant instructions. If, however, a participant does not provide the Trustee with instructions in a timely manner, the Trustee will vote such shares at its own discretion.

c) Effective March 1, 2001, the Company changed the Plan's Recordkeeper, Trustee and investment selections.

d) In March of 2001, the Company amended its plan document to increase the employer match, to permit certain employees that meet certain age and service requirements to diversify their investment in the employer match, to meet certain regulatory requirements as detailed in footnote 7, and to address various administrative issues.

Administrative Costs

For the year ended December 31, 2001, administrative costs were paid by the Company. These expenses were for recordkeeping and investment management services.

4) Investments

The following are investments that represent 5 percent or more of the Plan's net assets as of December 31, 2001 and 2000:

	2001	2000
Standard Microsystems Common Stock Fund *	$ 8,368,306	$10,224,855
Gabelli Growth Fund	4,236,163	-
Janus Adviser Balanced Portfolio	1,808,695	-
Janus Adviser Worldwide	2,447,845	-
Schwab Stable Value Fund	1,679,629	-
White Oak Growth Fund	2,109,381	-
Fidelity Puritan Fund	-	1,902,972
Fidelity Magellan Fund	-	5,847,929
Morley Stable Value Fund	-	1,640,496
Janus Worldwide Fund	-	3,396,999
Janus Twenty Fund	-	2,476,596

* Nonparticipant-directed

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $4,902,179 as follows:

Standard Microsystems Common Stock Fund	$	(2,191,990)
Mutual Funds		(2,710,189)
	$	(4,902,179)

5) Nonparticipant-Directed Investments

Participants at their discretion may invest their contributions in any or all of the fourteen investment fund options offered under the Plan. However, the Employer's contributions to the Plan are automatically invested in the Standard Microsystems Common Stock Fund (the "Stock Fund").

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

Years Ended December 31,	2001	2000
Net Assets:		
Standard Microsystems Common Stock	$ 8,368,306	$ 10,224,855

Year Ended December 31,	2001
Changes in Net Assets:	
Contributions	$108,077
Dividends	<3,645>
Net appreciation	99,786
Interfund transfers	685,042
Realized loss on investments	<2,291,776>
Benefit payments	<454,033>
	<$1,856,549>

The per share price at which the Plan purchased the Company's stock ranged from $9.270 to $19.250 for the year ended December 31, 2001. The Company's stock price is affected by both the economic environment and industry conditions.

6) Termination of the Plan

Although the Company intends to continue the Plan indefinitely, it reserves the right to amend or discontinue the Plan at any time, or to reduce, suspend or discontinue payments to be made by the Company to the Plan. Upon termination of the Plan or discontinuance of payments, the account of each participant (including the participants' share of the Employer's contributions) shall become fully vested, regardless of length of service.

7) Income Tax Status

Effective January 1, 1997, the Plan was amended and restated in its entirety to comply with the all provisions of the General Agreement on Tariffs and Trade ("GATT"), the Uniform Services Employment and Reemployment Rights Acts of 1994 ("USERRA"), the Small Business Job Protection Act of 1996 ("SBJPA"), the Taxpayer Relief Act of 1997 ("TRA '97") and other tax legislation, announcements and ruling (collectively known as the "GUST II" Amendments). On June 28, 2001, the Internal Revenue Service issued a favorable determination letter with regard to the ongoing tax qualified status of the Plan. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Since the IRS has determined that the Plan is qualified, contributions by participants and the Employer, and the earnings thereon, will continue to be exempt from Federal taxes until distributed to the participants or their beneficiaries.

Schedule I

Standard Microsystems Corporation
PLAN # : 001 EIN # : 11-2234952
Incentive Savings and Retirement Plan
Schedule H – Item 4(i)
Schedule of Assets (Held at End of Year)

As of December 31, 2001

	Investment Description	Description	Cost		Market Value	
	Alliance Tech Fund	Mutual Fund	$	117,625	$	106,356
	Artisan International Fund	Mutual Fund	$	91,197	$	85,777
	Federated GNMA Institutional	Mutual Fund	$	568,632	$	568,682
	Gabelli Growth Fund	Mutual Fund	$	4,846,775	$	4,236,163
	Invesco Dynamics Fund	Mutual Fund	$	129,128	$	118,098
	Janus Adviser Balanced Portfolio	Mutual Fund	$	1,889,315	$	1,808,695
	Janus Adviser Worldwide	Mutual Fund	$	2,770,703	$	2,447,844
	RS Diversified Growth Fund	Mutual Fund	$	176,663	$	188,875
*	Schwab 1000 Fund	Mutual Fund	$	766,301	$	724,479
	Selected American Fund	Mutual Fund	$	132,969	$	130,372
	Weitz Value Portfolio	Mutual Fund	$	1,258,924	$	1,215,820
	White Oak Growth Fund	Mutual Fund	$	2,564,625	$	2,109,381
*	Schwab Stable Value Fund	Common/Collective Trust	$	1,633,046	$	1,679,629
*	Schwab U.S. Treasury Money Market Fund	Common Stock	$	387	$	387
	Loans Receivable (1)			-	$	471,011
*	Standard Microsystems Common Stock Fund (2)	Common Stock	$	8,098,007	$	8,368,306

* Parties-in-interest

Note (1): Various loans ranging from 5.75% to 10.50% maturing June 23, 2002 through January 28, 2011.

Note (2): Nonparticipant-directed

This schedule should be read in conjunction with the accompanying financial statements and notes thereto.

STANDARD MICROSYSTEMS CORPORATION
INCENTIVE SAVINGS AND RETIREMENT PLAN

EXHIBIT INDEX

Exhibit No.	Description
1	Consent of Independent Public Accountants

Exhibit 1

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 2-78324) of Standard Microsystems Corporation of our report dated June 27, 2002 relating to the financial statements of the Standard Microsystems Corporation Incentive Savings and Retirement Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Melville, New York
June 27, 2002